SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c),  AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(AMENDMENT NO. 1)*

Palm Harbor Homes, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

696639103

(CUSIP Number)

December 20, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐         Rule 13d-1(b)
☒         Rule 13d-1(c)
☐         Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

The Sally Posey Trust
27-6077174

	2.	Check the appropriate box if a member of a group (see instructions)

(a)
(b)

	3.	SEC use only

	4.	Citizenship or place of organization: USA

Number of	5.	Sole voting power: 2,054,507
shares
beneficially	6.	Shared voting power: 0
owned by
each reporting	7.	Sole dispositive power: 2,054,507
person with:
	8.	Shared dispositive power: 0

9.	Aggregate amount beneficially owned by each reporting person: 2,054,507

10.	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions). ☐

11.	Percent of class represented by amount in Row (9): 8.92%

12.	Type of reporting person (see instructions): OO

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Truman Madison Smith, Trustee of The Sally Posey Trust

	2.	Check the appropriate box if a member of a group (see instructions)

(a)
(b)

	3.	SEC use only

	4.	Citizenship or place of organization: USA

Number of	5.	Sole voting power: 2,054,507
shares
beneficially	6.	Shared voting power: 0
owned by
each reporting	7.	Sole dispositive power: 2,054,507
person with:
	8.	Shared dispositive power: 0

9.	Aggregate amount beneficially owned by each reporting person: 2,054,507

10.	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions). ☐

11.	Percent of class represented by amount in Row (9): 8.92%

12.	Type of reporting person (see instructions): IN

ITEM 1.

(a)           Name of Issuer:  Palm Harbor Homes, Inc.

(b)	Address of Issuer's Principal Executive Offices: 15305 Dallas Pkwy, Ste. 700, Addison, Texas 75001-4600

ITEM 2.

(a)           Name of Person Filing:

The Sally Posey Trust
Truman Madison Smith, Trustee of The Sally Posey Trust

(b)           Address of Principal Business Office or, if none, Residence:

The Sally Posey Trust, 15305 Dallas Parkway, Suite 700, Addison, Texas 75001
Truman Madison Smith, 45 Pendleton Street, Charleston, SC  29403

(c)           Citizenship: USA

(d)           Title of Class of Securities: Common Stock, par value $0.01 per share

(e)           CUSIP Number: 696639103

ITEM 3.                If this statement is filed pursuant to Rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4.                      Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)  Amount beneficially owned:

(i)    The Sally Posey Trust – 2,054,507*
(ii)   Truman Madison Smith – 2,054,507**

(b)  Percent of class:

(i)    The Sally Posey Trust – 8.92%*
(ii)   Truman Madison Smith –  8.92%**

(c)   Number of shares as to which the person has:

(i)    Sole power to vote or to direct the vote:

(A)  The Sally Posey Trust – 2,054,507*
(B)   Truman Madison Smith – 2,054,507**

(ii)   Shared power to vote or to direct the vote:

(A)  The Sally Posey Trust – 0
(B)   Truman Madison Smith – 0

(iii)  Sole power to dispose or to direct the disposition of:

(A)  The Sally Posey Trust – 2,054,507*
(B)   Truman Madison Smith – 2,054,507**

(iv)  Shared power to dispose or to direct the disposition of:

(A)  The Sally Posey Trust – 0
(B)   Truman Madison Smith – 0

*The shares indicated include 71,657 shares of Common Stock that are issuable upon exercise of a warrant.

**Truman Madison Smith is the sole trustee of The Sally Posey Trust (the “Trust”).  In such capacity, Mr. Smith has sole voting power over, and sole power to dispose of, all shares of Common Stock owned by the Trust.  Mr. Smith is not a beneficiary of the Trust.  Mr. Smith disclaims beneficial ownership of all securities held by the Trust and the filing of this Schedule 13G shall not be construed as an admission that Mr. Smith is the beneficial owner of such securities for any purposes other than Section 13(d) of the Securities Exchange Act of 1934.

ITEM 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purposes or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 6, 2011

THE SALLY POSEY TRUST

By:	/s/ Truman Madison Smith
Truman Madison Smith, Trustee

/s/ Truman Madison Smith
Truman Madison Smith

EXHIBIT A
Agreement of Joint Filing

The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended, the statement dated January 6, 2011 containing the information required by Schedule 13G for the shares of common stock, par value $0.01 per share, of Palm Harbor Homes, Inc., held by The Sally Posey Trust and Truman Madison Smith.

Date:  January 6, 2011
THE SALLY POSEY TRUST

By:	/s/ Truman Madison Smith
Truman Madison Smith, Trustee

/s/ Truman Madison Smith
Truman Madison Smith